Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    PreMD Announces Valuable Data on PREVU(x) LT Life Insurance Product

    -Cost-Effective Indicator of Cardiovascular Disease Risk

    TORONTO, Oct. 24 /CNW/ - Predictive medicine company PreMD Inc.
(TSX: PMD; Amex: PME) today announced that clinical data and preliminary actuarial analysis on its PREVU(x) LT test shows the product as a cost-effective and valuable cardiovascular risk assessment tool for the life insurance industry. PREVU(x)LT is the second product in the PREVU(x) line of skin cholesterol tests and has been developed for use within the life insurance industry.
    "Based on the initial analysis, PREVU(x) LT appears to provide significant value as a non-invasive marker for evaluating cardiovascular disease risk for life insurance applicants," said Brent Norton, president and chief executive officer of PreMD. "We expect that the relevance of this information on PREVU(x)
LT will demonstrate the market potential for this test in the life insurance industry. We are also excited about the commercialization prospects for this product and are discussing the PREVU(x) LT test with insurance providers this week at the AHOU conference in Toronto."
    Recent data shows that PREVU(x) LT could help determine which individuals could be classified as Preferred Risk for cardiovascular disease. This data is based on information from the PREPARE (PREVU(x) Predicts Atherosclerosis Risk and Events) study, conducted in the insurance industry with the participation of selected U.S. life insurers. It has also been shown that in females with low PREVU(x) LT results, significantly fewer had total cholesterol (TC):high density lipoprotein (HDL) ratio of greater than 5. Analysis of this data shows that life insurance companies could yield substantial savings when issuing policies to these applicants. Final analysis is expected in the upcoming weeks.

    About PreMD Inc.

    PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as PREVU(x) Skin
Cholesterol Test, to be marketed and distributed in the United States (with the exception of the life insurance laboratory field) by AstraZeneca. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PREVU(x), please visit
www.prevu.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x)Trademark

    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Michelle Rabba, Manager, Corporate
Communications, Tel: (416) 222-3449 ext. 25, Email: mrabba(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 09:20e 24-OCT-07